Exhibit 99.8
October 19, 2007 NDTV Media Interview on the Financial Performance of Wipro Limited for the
Quarter ended September 30, 2007
Interviewee:
Suresh Senapaty Executive Vice President, Finance & CFO
Suresh Vaswani President — Wipro Infotech and Global Practices
T K Kurien, President Wipro BPO SBU
Pratik Kumar Executive Vice President, Human Resources

Anchor: Now Suresh, let’s look at Q3 and Q4. The guidance is fantastic. Is that the reality or something extraordinary in Q2?
Suresh Senapaty: I think it is because of the performance we saw in Q2 with respect to growth that we have delivered significantly superior to the guidance. The two acquisitions we have consummated, investments made in the sales and marketing engine and investments in our quality processes, we have created a very good funnel. Some we have announced, some are in the funnel and we think we would be able to fortify them.
Anchor: But Q3 is a slow quarter.
Suresh Senapaty: Generally yes due to the number of working days are lesser.
Anchor: But you have given a strong guidance...
Suresh Senapaty: We have given a guidance which is about $905 million including an inorganic growth component of approximately 60 which translates to about 7% sequential growth. The guidance is reflection of the funnel that is the strong and robust. We added about 5,000 net headcount in Q2. The kind of numbers we would add in Q3 combined with quality processes and operational controls we have adopted gives us the confidence that we would be able to deliver those numbers.
Anchor : Mr Vaswani, how much elbow room does Wipro have broadly speaking in terms of saving costs, managing your DNA, these are the labours which typically all the IT companies talk about but how much elbow room do you think you have in next two quarters?
Suresh Vaswani: You have seen the results we have delivered. We completely offset, the offshore cost increase through drive on productivity and price increase. Going forward, we will continue to do that. We would continue to drive productivity, utilization, bulge mix etc. We would continue to drive for better rate realization in the market and growth in general. So you see Senapaty talked about a fairly strong guidance in Q3 and we hope to continue on that stream. So broadly, I think from all parameters, we have good elbow room.
Anchor: Suresh, you surprised last time with a bouncer, Infocrossing. Are you going to be giving a bouncer this quarter as well?

Suresh Senapaty: So far as acquisitions are concerned, we are working on quite a few. When they get consummated, we will announce. It is difficult to comment at this stage as much depends on strategic identification of gaps, identification of targets, cultural fit and many other things.
Anchor: Let us now welcome Mr. Pratik Kumar and Mr. TK Kurien, President, Wipro BPO.. I will first start with, Mr. Kurien, the margin expansion and the guidance what you have given on a combined basis is the best guidance sequential basis Wipro has given in the last 8 quarters. How come?
T K Kurien: There are two parts to it. First, if you look at the last quarter, roughly we had a 1.1% dilution because of salary increase. Our offshore salary increase took place last quarter. We mitigated that that with 1% pricing realization and 0.8% in terms of basic productivity we drove in the business. So overall operating margins are up by 80 base points. That’s been a big driver. The fundamentals of the business are strong.
We have announced two large which totally add up to $435 million in terms of size. Our deal pipeline also looks pretty strong. We have over a $1billion in terms of large deals in the pipeline.
We have executed our operating margin parameters well last quarter. The IT services industry has been hit by the exchange rate. Irrespective of that, I think the performance is showing for itself.
Anchor: Pratik, margins have expanded at a time when there was a salary hike which perhaps took your margins away by 100 bps. In Q3 do you see margin expansion happening through better pricing?
Pratik Kumar: There are few levers for margin expansion Utilization is definitely one of them. I think we have pushed it to the hilt. Our utilization this quarter without training was at 79.3%. We would like it in the region of about 74.5%. I don’t think there is much headspace to push it beyond that. The other lever which can push price realization is measure of operational efficiency. Our attempt would be to hold it at the level where we are and that would be satisfying for us.
Anchor: Mr. Kurien, what has been the big difference between Q1 and Q2 for BPO? What does the future hold for BPO business?
T K Kurien: If you looked at the past 4 quarters, we have been showing growth. The mix of business we focus on has changed significantly over the past two years. Our realization has gone up by 18% year on year which fundamentally. This is despite the adverse impact of rupee appreciation by nearly 16%. At the end of the day, our margins are running in a fairly narrow band. This quarter, we have shown an operating margin of 22.5% and we are pretty confident we would be able to maintain the margins between 20 and 22% range subject to dollar remaining where it is today. We have a decent deal pipeline and have a strong execution capability.
Anchor: Pratik, are you getting a sense from any of your clients, top IT clients on what kind of IT budgets they have next year?
Pratik Kumar: From all indications, we have not heard anything which should be causing concern really and it is also reflected in people addition this quarter. We added close to about 4,400 net additions. This momentum is going to continue. There is nothing which is causing any kind of concern at this stage. And things look pretty much on course.
Anchor: Because of Infocrossing, if one has to really look at the margin picture, what has been the change?
T K Kurien: It’s been marginal this time. There has hardly been any dilution
Anchor: On Q3 guidance, 6% on organic basis, 13% if I include Infocrossing in IT services guidance, what has changed?
T K Kurien: Well let me answer that. Our last quarter we guided 7% in terms of organic growth, continuing business, this quarter also we are guiding 7% organic business. In the last couple of quarters our engineering business did not deliver results we would have ideally expected. This quarter it has growth a decent 15% sequentially.
If you look at the entire telecom space, we are seeing very strong demand coming from the service provider segment. We see demand pick up in product engineering segment. Roughly about $60 million is going to come this quarter from the Infocrossing acquisition and that’s primarily why the guidance is much higher.
Anchor: BFSI vertical, is not the largest vertical for Wipro but do you think this vertical has got challenges because of the current environment in US economy?
T K Kurien: I think the great news for offshore providers is this, when times are good, there is the development budgets up for the grabs. When times are bad, people want to cut cost. So, both ways you have the edge as far as the business is concerned.
I think on the BSFI side our sub prime exposure is less than 1% of our total portfolio. To that extent, we don’t really see a slowdown in demand . We just see enormous opportunities.
Anchor: Pratik, what kind of gross number of employees are you looking at over the next two quarters and do you think there are some contracts which currently are high on onsite and they perhaps will be shifting largely to offshore in Q3 and Q4 that will help you with in better supply?
Pratik Kumar: I think we had a fairly aggressive hiring from campuses in the first half of the year. We had close to 5,000 people joining from campus. This quarter again we’ll be seeing another 2,500 joining from campus. Our overall addition will be more or less in the same range as what we experienced in Q2. Q4 is little far away, it will not be fair to comment at this stage. We have won decent deals It obviously requires a fair amount of ramp up which we’ll continue to see.
Your question on if there is going to be any shift on the offshore onsite mix, I think we have seen an improvement in this quarter in the onshore offsite mix and that is an attempt which will continue to pursue to see that how we can actually take it up further

Anchor: How much?
Pratik Kumar: It’s again one of those areas where we are pushing at more from an operating level. think we have the headspace to take it up by another percentage or two.
Anchor: Gentlemen, congratulations on those numbers.